EXHIBIT 4.5

Interim Consolidated Financial Statements

July 31, 2021

(Unaudited)

VERSABANK

Consolidated Balance Sheets

(Unaudited)

(thousands of Canadian dollars)
As at	July 31 2021	October 31 2020	July 31 2020

Assets

Cash	$ 297,005	$ 257,644	$ 353,794
Loans, net of allowance for credit losses (note 5)	1,952,154	1,654,910	1,547,761
Other assets (note 6)	36,612	31,331	28,701
	$ 2,285,771	$ 1,943,885	$ 1,930,256

Liabilities and Shareholders’ Equity

Deposits	$ 1,817,746	$ 1,567,570	$ 1,566,334
Subordinated notes payable (note 7)	95,683	4,889	4,887
Securitization liabilities (note 8)	–	8,745	9,053
Other liabilities (note 9)	120,310	107,393	99,370
	2,033,739	1,688,597	1,678,644

Shareholders’ equity:
Share capital (note 10)	166,404	182,094	182,094
Retained earnings	85,626	73,194	69,518
Accumulated other comprehensive income	2	–	–
	252,032	255,288	251,612

	$ 2,285,771	$ 1,943,885	$ 1,930,256

The accompanying notes are an integral part of these interim Consolidated Financial Statements.

VERSABANK

Consolidated Statements of Income and Comprehensive Income

(Unaudited)

(thousands of Canadian dollars, except per share amounts)
	for the three months ended		for the nine months ended
	July 31 2021	July 31 2020	July 31 2021	July 31 2020

Interest income:
Loans	$ 22,078	$ 19,484	$ 64,465	$ 62,696
Other	322	688	1,099	2,330
	22,400	20,172	65,564	65,026

Interest expense:
Deposits and other	6,539	7,661	19,967	24,228
Subordinated notes	1,319	127	1,586	381
	7,858	7,788	21,553	24,609
Net interest income	14,542	12,384	44,011	40,417

Non-interest income	1,187	8	3,110	42
Total revenue	15,729	12,392	47,121	40,459

Provision for (recovery of) credit losses (note 5)	96	(44)	(159)	238
	15,633	12,436	47,280	40,221

Non-interest expenses:
Salaries and benefits	4,853	3,959	14,836	11,796
General and administrative	2,414	1,853	7,136	6,392
Premises and equipment	933	598	2,657	1,826
	8,200	6,410	24,629	20,014
Income before income taxes	7,433	6,026	22,651	20,207
Tax provision (note 11)	1,997	1,657	6,181	5,548
Net Income	$ 5,436	$ 4,369	$ 16,470	$ 14,659

Other comprehensive income
Foreign exchange gain on transition of foreign operations	5	–	2	–

Comprehensive income	$ 5,441	$ 4,369	$ 16,472	$ 14,659
Basic and diluted income per common share (note 12)	$ 0.25	$ 0.18	$ 0.72	$ 0.62
Weighted average number of common shares outstanding	21,123,559	21,123,559	21,123,559	21,123,559

The accompanying notes are an integral part of these interim Consolidated Financial Statements.

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Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited)

(thousands of Canadian dollars)
	for the three months ended		for the nine months ended
	July 31 2021	July 31 2020	July 31 2021	July 31 2020
Common shares (note 10)
Balance, beginning and end of the period	$ 152,612	$ 152,612	$ 152,612	$ 152,612

Preferred shares (note 10)

Series 1 preferred shares

Balance, beginning and end of the period	$ 13,647	$ 13,647	$ 13,647	$ 13,647
Series 3 preferred shares

Balance, beginning of the period	$ –	$ 15,690	$ 15,690	$ 15,690
Redemption of preferred shares (note 10)	–	–	(15,690)	–

Balance, end of period	$ –	$ 15,690	$ –	$ 15,690

Contributed surplus:

Balance, beginning and end of the period	$ 145	$ 145	$ 145	$ 145

Total share capital	$ 166,404	$ 182,094	$ 166,404	$ 182,094

Retained earnings:

Balance, beginning of the period	$ 80,965	$ 66,219	$ 73,194	$ 58,069
Transfer of transaction costs on redemption of Series 3, preferred shares (note 10)	–	–	(1,123)	–
Net income	5,436	4,369	16,470	14,659
Dividends paid on common and preferred shares	(775)	(1,070)	(2,915)	(3,210)

Balance, end of the period	$ 85,626	$ 69,518	$ 85,626	$ 69,518

Accumulated other comprehensive income (loss):
Balance, beginning of the period	$ (3)	$ –	$ –	$ –
Other comprehensive income	5	–	2	–

Balance, end of the period	$ 2	$ –	$ 2	$ –

Total shareholders’ equity	$ 252,032	$ 251,612	$ 252,032	$ 251,612

The accompanying notes are an integral part of these interim Consolidated Financial Statements.

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Consolidated Statements of Cash Flows

(Unaudited)

(thousands of Canadian dollars)
	for the months ended
	July 31 2021	July 31 2020
Cash provided by (used in):

Operations:
Net income	$ 16,470	$ 14,659
Adjustments to determine net cash flows:
Items not involving cash:
Provision for (recovery of) credit losses	(43)	238
Income tax provision	6,181	5,548
Interest income	(65,564)	(65,026)
Interest expense	21,553	24,609
Amortization	1,273	858
Foreign exchange rate changes on debt	1,238	–
Interest received	62,667	63,964
Interest paid	(23,224)	(24,396)
Income taxes paid	(970)	–
Change in operating asset and liabilities
Loans	(294,255)	47,834
Deposits	252,970	165,456
Change in other assets and liabilities	11,474	469
	(10,230)	234,213
Purchase of investment:
Acquisition of DBG, net of cash acquired (note 4)	(7,473)	–
Purchase of investment (note 6)	(953)	–
Proceeds from sale and maturity of securities	–	10,000
Purchase of property and equipment	(67)	(242)
	(8,493)	9,758
Financing:
Issuance of subordinated notes payable, net of issue costs (note 7)	89,498	–
Redemption of preferred shares (note 10)	(16,813)	–
Repayment of loan assumed from DBG	(1,410)	–
Redemption of securitization liability (note 8)	(8,631)	(24,531)
Dividends paid	(2,915)	(3,210)
Repayment of lease obligations	(458)	(270)
Income taxes paid	–	(1,311)
	59,271	(29,322)
Change in cash	40,548	214,649
Effect of exchange rate change on cash	(1,187)	–
Cash, beginning of the period	257,644	139,145
Cash, end of the period	$ 297,005	$ 353,794

The accompanying notes are an integral part of these interim Consolidated Financial Statements.

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Notes to Interim Consolidated Financial Statements

(Unaudited)

Three month & nine month periods ended July 31, 2021 and 2020

1.	Reporting entity:

VersaBank (the “Bank”) operates as a Schedule I bank under the Bank Act (Canada) and is regulated by the Office of the Superintendent of Financial Institutions (“OSFI”). The Bank, whose shares trade on the Toronto Stock Exchange, provides commercial lending and banking services to select niche markets in Canada.

The Bank is incorporated and domiciled in Canada, and maintains its registered office at Suite 2002, 140 Fullarton Street, London, Ontario, Canada, N6A 5P2.

2.	Basis of preparation:

a)	Statement of compliance:

These interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and have been prepared in accordance with International Accounting Standard (“IAS”) 34 – Interim Financial Reporting and do not include all of the information required for full annual financial statements. These interim Consolidated Financial Statements should be read in conjunction with the Bank’s audited Consolidated Financial Statements for the year ended October 31, 2020.

The interim Consolidated Financial Statements for the three and nine months ended July 31, 2021 and 2020 were approved by the Audit Committee of the Board of Directors on August 30, 2021.

b)	Basis of measurement:

These interim Consolidated Financial Statements have been prepared on the historical cost basis except assets and liabilities acquired in a business combination are measured at fair value at the date of acquisition (see note 4), as is the investment in Canada Stablecorp Inc. (see note 6).

c)	Functional and presentation currency:

These interim Consolidated Financial Statements are presented in Canadian dollars, which is the Bank’s functional currency. Functional currency is also determined for each of the Bank’s subsidiaries and items included in the interim financial statements of the subsidiary are measured using its functional currency.

d)	Use of estimates and judgments:

In preparing these interim Consolidated Financial Statements, management has exercised judgment and developed estimates in applying accounting policies and generating reported amounts of assets and liabilities at the date of the financial statements and income and expenses during the reporting periods. Significant judgement was applied in assessing significant changes in credit risk on financial assets and in the selection of relevant forward-looking information in assessing the Bank’s allowance for expected credit

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Notes to Interim Consolidated Financial Statements

(Unaudited)

Three month & nine month periods ended July 31, 2021 and 2020 losses on its financial assets as described in note 5 - Loans. Estimates are applied in the determination of the allowance for expected credit losses on financial assets and the measurement of deferred income taxes. It is reasonably possible, on the basis of existing knowledge, that actual results may vary from that expected in the development of these estimates. This could result in material adjustments to the carrying amounts of assets and/or liabilities affected in the future.

Estimates were applied by management in determining the purchase price allocation related to the acquisition as described in note 4 – Acquisition.

Available forward-looking information, including forecast macroeconomic indicator and industry performance trend data continue to exhibit volatility attributable to the impact of COVID-19, including, but not limited to, the recovery of the labour market, the timing and impact of changes to government emergency support measures, and the timing and impact of changes to monetary policy. This volatility has in turn introduced additional uncertainty into the assumptions, judgements and estimates made by management in the preparation of these interim Consolidated Financial Statements.

Estimates and their underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are applied prospectively once they are known.

3.	Significant accounting policies and future accounting changes:

The accounting policies applied by the Bank in these interim Consolidated Financial Statements are the same as those applied by the Bank as at and for the year ended October 31, 2020 and are detailed in note 3 of the Bank’s 2020 audited Consolidated Financial Statements. During the current year the Bank updated or incorporated the following significant accounting policies:

a)	Principles of consolidation:

The Bank holds 100% of the common shares of DRT Cyber Inc., VersaVault Inc., 11409891 Canada Inc. and VersaJet Inc. DRT Cyber Inc. holds 100% of the common shares of 2021945 Ontario Inc. (see note 4 – Acquisition). The Consolidated Financial Statements include the accounts of these subsidiaries. All significant intercompany accounts and transactions have been eliminated.

b)	Business Combinations

The Bank applied IFRS 3 Business Combinations in accounting for an acquisition as described in note 4 – Acquisition using the acquisition method. The cost of an acquisition is measured at the fair value of the consideration, including contingent consideration if applicable, given at the acquisition date. Contingent consideration is a financial instrument and, as such, is remeasured each period thereafter with the adjustment recorded to acquisition-related fair value changes in the consolidated statements of comprehensive income. Acquisition-related costs are recognized as an expense in the income statement in the period in which they are incurred. The acquired identifiable assets, liabilities and contingent liabilities are measured at their fair values at the date of acquisition. Goodwill is measured as the excess of the aggregate of the consideration transferred, including, if applicable, any amount of any non-controlling interest in the acquiree, over the net of the recognized amounts of the identifiable assets acquired and the liabilities assumed.

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Notes to Interim Consolidated Financial Statements

(Unaudited)

Three month & nine month periods ended July 31, 2021 and 2020

c)	Goodwill and Intangible Assets

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the value allocated to the tangible and intangible assets, less liabilities assumed, based on their fair values. Goodwill is not amortized but rather tested for impairment annually or more frequently if events or change in circumstances indicate that the asset might be impaired. Impairment is determined for goodwill by assessing if the carrying value of cash generating units (“CGUs”) which comprise the CGU segment, including goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell and the value in use. Impairment losses recognized in respect of the CGUs are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the CGUs. Any goodwill impairment is recorded in profit or loss in the reporting year in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed.

Intangible assets acquired in a business acquisition are recorded at their fair value. In subsequent reporting periods, intangible assets are stated at cost less accumulated amortization and accumulated impairment losses. Amortization is recorded on a straight-line basis over the expected useful life of the intangible asset. At each reporting date, the carrying value of intangible assets are reviewed for indicators of impairment. If such an indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. For purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generate cash flows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (CGU). If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount and the impairment loss is recognized in profit or loss. The recoverable amount of an asset or CGU is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted at a rate that reflects current market assessments of the time value of money and the risks specific to the assets. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. When an impairment loss is subsequently reversed, the carrying amount of the asset is increased to the revised estimate of its recoverable amount so that the increased carrying amount does not exceed the carrying amount that would have been recorded had no impairment losses been recognized for the asset in prior years.

d)	Revenue recognition:

The acquisition of 2021945 Ontario Inc. and its wholly owned subsidiary, operating as Digital Boundary Group (see note 4 – Acquisition), generates a non-interest revenue stream for the Bank. Digital Boundary Group generates professional services revenue primarily from fees charged for IT security assurance services, supervisory control and data acquisition (SCADA) system assessments, as well as IT security training. Revenue is recognized when service is rendered and performance obligations have been satisfied and no material uncertainties remain as to the collection of receivables.

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Notes to Interim Consolidated Financial Statements

(Unaudited)

Three month & nine month periods ended July 31, 2021 and 2020

e)	Foreign currency translation

Transactions in foreign currencies are translated into the respective functional currencies of the Bank and its subsidiaries at the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate at the reporting date. Foreign currency differences are recognized in profit and loss. Investments classified as fair value through other comprehensive income (FVOCI) denominated in a foreign currency are translated into Canadian dollars at the exchange rate at the reporting date. All resulting changes are recognized in other comprehensive income (loss).

Foreign operations

The assets and liabilities of the Bank’s US operations, Digital Boundary Group Inc., which has a functional currency other than the Canadian dollar, are translated into Canadian dollars at the exchange rate at the reporting date. The income and expenses of this operation are translated into Canadian dollars at the exchange rate at the date of transaction and the foreign currency differences are recognized in other comprehensive income (loss).

f)	Other accounting standard pronouncements adopted in fiscal 2021:

The following accounting standard amendments issued by the IASB became effective for the Bank’s fiscal year beginning on November 1, 2020:

i)	Changes to the Conceptual Framework, seeking to provide improvements to concepts surrounding various financial reporting considerations and existing IFRS standards.

ii)	Amendments to IAS 1, Presentation of Financial Statements and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, clarifying the definition of “material”.

iii)	Amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures, Interest Rate Benchmark Reform, detailing the fundamental reform of major interest rate benchmarks being undertaken globally to replace or redefine Inter-Bank Offered Rates (“IBORS”) with alternative nearly risk-free benchmark rates (referred to as “IBOR reform”).

These amendments did not have a material impact in preparing these interim Consolidated Financial Statements.

4.	Acquisition:

On November 30, 2020, the Bank, through its wholly owned subsidiary DRT Cyber Inc. (“DRTC”), acquired 100% of the shares of 2021945 Ontario Inc. and its wholly owned subsidiary, operating as Digital Boundary Group (“DBG”), in exchange for $8.5 million in cash and a deferred payment obligation in the amount of $1.4 million, for total consideration of $9.9 million. The acquisition was accounted for in accordance with IFRS 3 Business Combinations and DBG’s financial results, since closing, have been included in the Bank’s Interim Consolidated Financial Statements.

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Notes to Interim Consolidated Financial Statements

(Unaudited)

Three month & nine month periods ended July 31, 2021 and 2020

DBG is one of North America’s premier information technology (IT) security assurance services firms with offices in London, Ontario and Dallas, Texas. DBG provides corporate and government clients with a suite of IT security assurance services, that range from external network, web and mobile application penetration testing through to physical social engineering engagements along with supervisory control and data acquisition (SCADA) system assessments, as well as various aspects of IT security training.

The following table summarizes the preliminary fair value of the assets acquired and liabilities assumed on acquisition:

(thousands of Canadian dollars)
Assets and liabilities acquired at fair value	November 30 2020

Cash	$ 1,057
Accounts receivable	1,451
Right-of-use assets	2,473
Other assets	1,194
Intangible assets	3,940
Goodwill	5,754
Deferred income tax liability	(898)
Lease obligations	(2,650)
Other liabilities	(2,381)

$ 9,940

Intangible assets include customer relationships, brands, non-compete agreements and operational software. Goodwill primarily reflects the value of an assembled workforce and the value of future growth prospects and expected business synergies realized as a result of combining the acquired business with the Bank’s existing cybersecurity business. Goodwill as well as portions of the intangible assets are not deductible for income tax purposes.

For the three months and nine months ended July 31, 2021, the operations of DBG have contributed to the Bank’s non-interest income in the amounts of $1.2 million and $3.1 million, respectively, and net income in the amounts of $281,000 and $607,000, respectively, which includes amortization of intangible assets of $82,000 and $218,000, respectively. The costs associated with the acquisition of DBG totaled $180,000 and were included in the Bank’s non-interest expense.

5.	Loans:

Commencing fiscal 2021, the Bank re-organized its lending portfolio into the following four broad asset categories: Commercial Real Estate Mortgages, Commercial Real Estate Loans, Point of Sale Loans and Leases, and Public Sector and Other Financing. These categories have been established in the Bank’s proprietary, internally developed asset management system and have been designed to catalogue individual lending assets as a function primarily of their key risk drivers, the nature of the underlying collateral, and the applicable market segment. The comparative balances have been recast to reflect the current broad asset categories.

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Notes to Interim Consolidated Financial Statements

(Unaudited)

Three month & nine month periods ended July 31, 2021 and 2020

The Commercial Real Estate Mortgages (“CRE Mortgages”) asset category is comprised of Commercial and Residential Construction Mortgages, Commercial Term Mortgages, Commercial Insured Mortgages and Land Mortgages. While all of these loans would be considered commercial loans or business-to-business loans, the underlying credit risk exposure is diversified across both the commercial and retail market segments, and further, the portfolio benefits from diversity in its underlying security in the form of a broad range of collateral properties.

The Commercial Real Estate Loans (“CRE Loans”) asset category is comprised primarily of Condominium Corporation Financing loans and loans to Mortgage Investment companies.

The Point of Sale Loans and Leases (“POS”) asset category is comprised of Point of Sale Loan and Lease Receivables acquired from the Bank’s broad network of origination and servicing partners as well as Warehouse Loans that provide bridge financing to the Bank’s origination and servicing partners for the purpose of accumulating and seasoning practical volumes of individual loans and leases prior to the Bank purchasing the cashflow receivables derived from same.

The Public Sector and Other Financing (“PSOF”) asset category is comprised primarily of Public Sector Loans and Leases, a small balance of Corporate Loans and Leases and Single Family Residential Conventional and Insured Mortgages.

a) Summary of loans and allowance for credit losses:

(thousands of Canadian dollars)
	July 31 2021	October 31 2020 Recast	July 31 2020 Recast

Commercial real estate mortgages	$ 738,063	$ 606,299	$ 576,390
Commercial real estate loans	30,044	25,574	19,466
Point of sale loans and leases	1,144,902	980,677	909,804
Public sector and other financing	33,201	37,596	38,424
	1,946,210	1,650,146	1,544,084

Allowance for credit losses	(1,732)	(1,775)	(2,357)
Accrued interest	7,676	6,539	6,034

Total loans, net of allowance for credit losses	$ 1,952,154	$ 1,654,910	$ 1,547,761

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Notes to Interim Consolidated Financial Statements

(Unaudited)

Three month & nine month periods ended July 31, 2021 and 2020

The following table provides a summary of loan amounts, expected credit loss allowance amounts, and expected loss rates by lending asset category:

	As of July 31, 2021				As of October 31, 2020 (Recast)
(thousands of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Commercial real estate mortgages	$ 651,470	$ 86,593	$ –	$ 738,063	$ 530,162	$ 76,137	$ –	606,299
ECL allowance	1,213	188	–	1,401	1,174	192	–	1,366
EL %	0.19%	0.22%	0.00%	0.19%	0.22%	0.25%	0.00%	0.23%
Commercial real estate loans	$ 30,044	$ –	$ –	$ 30,044	$ 25,574	$ –	$ –	25,574
ECL allowance	52	–	–	52	137	–	–	137
EL %	0.17%	0.00%	0.00%	0.17%	0.54%	0.00%	0.00%	0.54%
Point of sale loans and leases	$ 1,143,275	$ 1,627	$ –	$ 1,144,902	$ 974,104	$ 6,573	$ –	980,677
ECL allowances	259	–	–	259	215	–	–	215
EL %	0.02%	0.00%	0.00%	0.02%	0.02%	0.00%	0.00%	0.02%
Public sector and financing	$ 33,201	$ –	$ –	$ 33,201	$ 37,596	$ –	$ –	37,596
ECL allowance	20	–	–	20	57	–	–	57
EL %	0.06%	0.00%	0.00%	0.6%	0.15%		$0.00%	0.15%
Loans	$1,857,990	$ 88,220	$ –	$ 1,946,210	$ 1,567,436	$ 82,710	$ –	$ 1,650,146
Total ECL allowance	1,544	166	–	1,732	1,583	192	–	1,775
Total EL%	0.08%	0.21%	0.00%	0.09%	0.10%	0.23%	0.00%	0.11%

The Bank holds security against the majority of its loans in the form of mortgage interests over property, other registered securities over assets, guarantees or holdbacks on loan and lease receivables (see note 9).

Allowance for Credit Losses

The Bank must maintain an allowance for expected credit losses (“ECL”) that is adequate, in management’s opinion, to absorb all credit related losses in the Bank’s lending and treasury portfolios. Under IFRS 9 the Bank’s ECL is estimated using the expected credit loss methodology and is comprised of expected credit losses recognized on both performing loans, and non-performing, or impaired loans even if no actual loss event has occurred.

Assessment of significant increase in credit risk (“SICR”)

At each reporting date, the Bank assesses whether or not there has been a SICR for loans since initial recognition by comparing, at the reporting date, the risk of default occurring over the remaining expected life against the risk of default at initial recognition.

Since the onset of COVID-19, management undertook to continuously review and assess the Bank’s SICR methodology in the context of the material deterioration in macroeconomic conditions precipitated by COVID-19 with specific focus on the potential impact of deferrals, concessions or restructuring of principal and interest payments and has determined that such arrangements on their own do not qualify as a SICR. Further, and as a result of its review and assessment process, management has concluded that the determination of a SICR remains a function of the loan’s internal risk rating assignment, internal watchlist status, loan review status and delinquency status which are updated as necessary in response to changes including, but not limited to, changes in macroeconomic and/or market conditions, changes in a borrower’s credit risk profile, and changes in the strength of the underlying security, including guarantor status, if a guarantor exists.

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Notes to Interim Consolidated Financial Statements

(Unaudited)

Three month & nine month periods ended July 31, 2021 and 2020

Quantitative models may not always be able to capture all reasonable and supportable information that may indicate a SICR. As a result, qualitative factors may be considered to supplement such a gap. Examples include changes in adjudication criteria for a particular group of borrowers or asset categories or changes in portfolio composition, and more specifically changes attributable to the continued impact of COVID-19 on the Canadian economy and the Bank’s business.

Forward-Looking Information

The Bank incorporates the impact of future economic conditions, or more specifically forward-looking information into the estimation of expected credit losses at the credit risk parameter level. This is accomplished via the credit risk parameter models and proxy datasets that the Bank utilizes to develop probability of default (“PD”) and loss given default (“LGD”) term structure forecasts for its loans. The Bank has sourced credit risk modeling systems and forecast macroeconomic scenario data from Moody’s Analytics for the purpose of computing forward-looking credit risk parameters under multiple macroeconomic scenarios that consider both market-wide and idiosyncratic factors and influences. These credit risk modeling systems are integrated with the Bank’s internally developed ECL models. Given that the Bank has experienced very limited historical losses and, therefore, does not have available statistically significant loss data inventory for use in developing forward-looking expected credit loss trends, the integration of unbiased, third party forward-looking risk parameter modeling systems is particularly important for the Bank in the context of the estimation of expected credit losses.

The Bank utilizes macroeconomic indicator data derived from multiple macroeconomic scenarios in order to mitigate volatility in the estimation of expected credit losses, as well as to satisfy the IFRS 9 requirement that future economic conditions are to be based on an unbiased, probability-weighted assessment of possible future outcomes. More specifically, the macroeconomic indicators set out in the macroeconomic scenarios are used as inputs for the credit risk parameter models utilized by the Bank to sensitize the individual PD and LGD term structure forecasts to the respective macroeconomic trajectory set out in each of the scenarios (see Expected Credit Loss Sensitivity below). Currently the Bank utilizes upside, downside and baseline forecast macroeconomic scenarios, and assigns discrete weights to each for use in the estimation of its reported ECL. The Bank has also applied expert credit judgment, where appropriate, to reflect the impact of the highly uncertain macroeconomic environment attributable to the impact of COVID-19.

The macroeconomic indicator data utilized by the Bank for the purpose of sensitizing PD and LGD term structure data to forward economic conditions include, but are not limited to: real GDP, the national unemployment rate, long term interest rates, the consumer price index, the S&P/TSX Index and the price of oil. These specific macroeconomic indicators were selected in an attempt to ensure that the spectrum of fundamental macroeconomic influences on the key drivers of the credit risk profile of the Bank’s balance sheet, including: corporate, consumer and real estate market dynamics; corporate, consumer and SME borrower performance; geography; as well as collateral value volatility, are appropriately captured and incorporated into the Bank’s forward macroeconomic sensitivity analysis.

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Notes to Interim Consolidated Financial Statements

(Unaudited)

Three month & nine month periods ended July 31, 2021 and 2020

The forecast macroeconomic scenario data utilized by the Bank in the current quarter continues to trend positively compared to previous quarters. Key assumptions driving the macroeconomic forecast trends this quarter include: the velocity of the distribution of the vaccines and the rate of spread of the virus, including that of the new variants, the recovery of the labour market, most specifically in the travel and entertainment segments, trends in household incomes and consumer confidence, the timing of the Bank of Canada’s anticipated tightening of monetary policy, most specifically increases in the overnight rate and tapering of quantitative easing, the status of the federal government’s current emergency stimulus programs and the roll out of the proposed $100 billion stimulus package as a function of the outcome of the Federal election in September.

Further, management developed ECL estimates using credit risk parameter term structure forecasts sensitized to individual baseline, upside, downside, and severe downside forecast macroeconomic scenarios, each weighted at 100%, and subsequently computed the variance of each to the Bank’s reported ECL as at July 31, 2021 in order to assess the alignment of the Bank’s reported ECL with the Bank’s credit risk profile, and further, to assess the scope, depth and ultimate effectiveness of the credit risk mitigation strategies that the Bank has applied to its lending portfolios (see Expected Credit Loss Sensitivity below).

Management continues to anticipate volatility in the forward-looking macroeconomic and industry data which will be used in the Bank’s credit risk parameter models as a function primarily of the continued, uncertain impact of COVID-19 on the Canadian economy.

Expected Credit Loss Sensitivity:

The following table presents the sensitivity of the Bank’s estimated ECL to a range of individual macroeconomic scenarios, that in isolation may not reflect the Bank’s actual expected ECL exposure, as well as the variance of each to the Bank’s reported ECL as at July 31, 2021:

(thousands of Canadian dollars)
	Reported ECL	100% Upside	100% Baseline	100% Downside	100% Severe Downside
Allowance for expected credit losses	$ 1,732	$ 1,030	$ 1,382	$ 1,960	$ 2,402
Variance from reported ECL		(702)	(350)	228	670
Variance from reported ECL (%)		(41%)	(20%)	13%	39%

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Notes to Interim Consolidated Financial Statements

(Unaudited)

Three month & nine month periods ended July 31, 2021 and 2020

The following table provides a reconciliation of the Bank’s ECL allowance by lending asset category for the three months ended July 31, 2021:

(thousands in Canadian dollars)	Stage 1	Stage 2	Stage 3	Total
Commercial real estate mortgages
Balance at beginning of period	$ 1,079	$ 229	$ –	$ 1,308
Transfer in (out) to Stage 1	47	(47)	–	–
Transfer in (out) to Stage 2	(23)	23	–	–
Transfer in (out) to Stage 3	–	–	–	–
Net measurement of loss allowance	20	(17)	–	3
Loan originations	120	–	–	120
Derecognitions and maturities	(30)	–	–	(30)
Provision for (recovery of) credit losses	134	(41)	–	93
Write-offs	–	–	–	–
Recoveries	–	–	–	–
Balance at the end of period	$ 1,213	$ 188	$ –	$ 1,401

Commercial real estate loans
Balance at beginning of period	$ 49	$ –	$ –	$ 49
Transfer in (out) to Stage 1	–	–	–	–
Transfer in (out) to Stage 2	–	–	–	–
Transfer in (out) to Stage 3	–	–	–	–
Net measurement of loss allowance	3	–	–	3
Loan originations	–	–	–	–
Derecognitions and maturities	–	–	–	–
Provision for (recovery of) credit losses	3	–	–	3
Write-offs	–	–	–	–
Recoveries	–	–	–	–
Balance at the end of period	$ 52	$ –	$ –	$ 52

Point of sale loans and leases
Balance at beginning of period	$ 238	$ –	$ –	$ 238
Transfer in (out) to Stage 1	34	(34)	–	–
Transfer in (out) to Stage 2	(29)	29	–	–
Transfer in (out) to Stage 3	–	–	–	–
Net measurement of loss allowance	(1,672)	18	–	(1,654)
Loan originations	2,140	–	–	2,140
Derecognitions and maturities	(452)	(13)	–	(465)
Provision for (recovery of) credit losses	21	–	–	21
Write-offs	–	–	–	–
Recoveries	–	–	–	–
Balance at the end of period	259	–	–	259

Public sector and other financing
Balance at beginning of period	$ 41	$ –	$ –	$ 41
Transfer in (out) to Stage 1	–	–	–	–
Transfer in (out) to Stage 2	–	–	–	–
Transfer in (out) to Stage 3	–	–	–	–
Net measurement of loss allowance	(16)	–	–	(16)
Loan originations	–	–	–	–
Derecognitions and maturities	(5)	–	–	(5)
Provision for (recovery of) credit losses	(21)	–	–	(21)
Write-offs	–	–	–	–
Recoveries	–	–	–	116
Balance at the end of period	$ 20	$ –	$ –	$ 20

Total balance at end of period	$ 1,544	$ 188	$ –	$ 1,732

versabank

Notes to Interim Consolidated Financial Statements

(Unaudited)

Three month & nine month periods ended July 31, 2021 and 2020

The following table provides a reconciliation of the Bank’s ECL allowance by lending asset category for the three months ended July 31, 2020:

(thousands in Canadian dollars)	Stage 1	Stage 2	Stage 3	Total
Commercial real estate mortgages
Balance at beginning of period	$ 1,584	$ 286	$ –	$ 1,870
Transfer in (out) to Stage 1	5	(5)	–	–
Transfer in (out) to Stage 2	(68)	68	–	–
Transfer in (out) to Stage 3	–	–	–	–
Net measurement of loss allowance	(67)	(52)	–	(119)
Loan originations	118	–	–	118
Derecognitions and maturities	(3)	–	–	(3)
Provision for (recovery of) credit losses	(15)	11	–	(4)
Write-offs	–	–	–	–
Recoveries	–	–	–	–
Balance at the end of period	$ 1,569	$ 297	$ –	$ 1,866

Commercial real estate loans
Balance at beginning of period	$ 132	$ –	$ –	$ 132
Transfer in (out) to Stage 1	–	–	–	–
Transfer in (out) to Stage 2	–	–	–	–
Transfer in (out) to Stage 3	–	–	–	–
Net measurement of loss allowance	40	–	–	40
Loan originations	–	–	–	–
Derecognitions and maturities	–	–	–	–
Provision for (recovery of) credit losses	40	–	–	40
Write-offs	–	–	–	–
Recoveries	–	–	–	–
Balance at the end of period	$ 172	$ –	$ –	$ 172

Point of sale loans and leases
Balance at beginning of period	$ 296	$ –	$ –	$ 296
Transfer in (out) to Stage 1	45	(45)	–	–
Transfer in (out) to Stage 2	(60)	60	–	–
Transfer in (out) to Stage 3	(5)	–	5	–
Net measurement of loss allowance	(719)	6	(5)	(718)
Loan originations	1,220	–	–	1,220
Derecognitions and maturities	(556)	(21)	–	(577)
Provision for (recovery of) credit losses	(75)	–	–	(75)
Write-offs	–	–	–	–
Recoveries	–	–	–	–
Balance at the end of period	221	–	–	221

Public sector and other financing
Balance at beginning of period	$ 102	$ 1	$ –	$ 103
Transfer in (out) to Stage 1	1	(1)	–	–
Transfer in (out) to Stage 2	–	–	–	–
Transfer in (out) to Stage 3	–	–	–	–
Net measurement of loss allowance	(1)	–	–	(1)
Loan originations	1	–	–	1
Derecognitions and maturities	(5)	–	–	(5)
Provision for (recovery of) credit losses	(4)	(1)	–	(5)
Write-offs	–	–	–	–
Recoveries	–	–	–	–
Balance at the end of period	$ 98	$ –	$ –	$ 98

Total balance at end of period	$ 2,060	$ 297	$ –	$ 2,357

versabank

Notes to Interim Consolidated Financial Statements

(Unaudited)

Three month & nine month periods ended July 31, 2021 and 2020

The following table provides a reconciliation of the Bank’s ECL allowance by lending asset category for the nine months ended July 31, 2021:

(thousands in Canadian dollars)	Stage 1	Stage 2	Stage 3	Total
Commercial real estate mortgages
Balance at beginning of period	$ 1,174	$ 192	$ –	$ 1,366
Transfer in (out) to Stage 1	47	(47)	–	–
Transfer in (out) to Stage 2	(81)	81	–	–
Transfer in (out) to Stage 3	–	–	–	–
Net measurement of loss allowance	(169)	29	–	(140)
Loan originations	344	–	–	344
Derecognitions and maturities	(102)	(67)	–	(169)
Provision for (recovery of) credit losses	39	(4)	–	35
Write-offs	–	–	–	–
Recoveries	–	–	–	–
Balance at the end of period	$ 1,213	$ 188	$ –	$ 1,401

Commercial real estate loans
Balance at beginning of period	$ 137	$ –	$ –	$ 137
Transfer in (out) to Stage 1	–	–	–	–
Transfer in (out) to Stage 2	–	–	–	–
Transfer in (out) to Stage 3	–	–	–	–
Net measurement of loss allowance	(85)	–	–	(85)
Loan originations	–	–	–	–
Derecognitions and maturities	–	–	–	–
Provision for (recovery of) credit losses	(85)	–	–	(85)
Write-offs	–	–	–	–
Recoveries	–	–	–	–
Balance at the end of period	$ 52	$ –	$ –	$ 52

Point of sale loans and leases
Balance at beginning of period	$ 215	$ –	$ –	$ 215
Transfer in (out) to Stage 1	75	(75)	–	–
Transfer in (out) to Stage 2	(119)	119	–	–
Transfer in (out) to Stage 3	–	–		–
Net measurement of loss allowance	(4,826)	(2)		(4,828)
Loan originations	6,411	–	–	6,411
Derecognitions and maturities	(1,497)	(42)	–	(1,539)
Provision for (recovery of) credit losses	44	–	–	44
Write-offs	–	–	–	–
Recoveries	–	–	–	–
Balance at the end of period	259	–	–	259

Public sector and other financing
Balance at beginning of period	$ 57	$ –	$ –	$ 57
Transfer in (out) to Stage 1	–	–	–	–
Transfer in (out) to Stage 2	–	–	–	–
Transfer in (out) to Stage 3	–	–	–	–
Net measurement of loss allowance	(31)	–	–	(31)
Loan originations	–	–	–	–
Derecognitions and maturities	(6)	–	(116)	(122)
Provision for (recovery of) credit losses	(37)	–	(116)	(153)
Write-offs	–	–	–	–
Recoveries	–	–	116	116
Balance at the end of period	$ 20	$ –	$ –	$ 20

Total balance at end of period	$ 1,544	$ 188	$ –	$ 1,732

versabank

Notes to Interim Consolidated Financial Statements

(Unaudited)

Three month & nine month periods ended July 31, 2021 and 2020

The following table provides a reconciliation of the Bank’s ECL allowance by lending asset category for the nine months ended July 31, 2020:

(thousands in Canadian dollars)	Stage 1	Stage 2	Stage 3	Total
Commercial real estate mortgages
Balance at beginning of period	$ 1,563	$ 209	$ –	$ 1,772
Transfer in (out) to Stage 1	10	(10)	–	–
Transfer in (out) to Stage 2	(87)	87	–	–
Transfer in (out) to Stage 3	–	–	–	–
Net measurement of loss allowance	(136)	11	–	(125)
Loan originations	241	–	–	241
Derecognitions and maturities	(22)	–	–	(22)
Provision for (recovery of) credit losses	6	(4)	–	94
Write-offs	–	–	–	–
Recoveries	–	–	–	–
Balance at the end of period	$ 1,569	$ 188	$ –	$ 1,866

Commercial real estate loans
Balance at beginning of period	$ 78	$ –	$ –	$ 78
Transfer in (out) to Stage 1	–	–	–	–
Transfer in (out) to Stage 2	–	–	–	–
Transfer in (out) to Stage 3	–	–	–	–
Net measurement of loss allowance	91	–	–	91
Loan originations	3	–	–	3
Derecognitions and maturities	–	–	–	–
Provision for (recovery of) credit losses	94	–	–	94
Write-offs	–	–	–	–
Recoveries	–	–	–	–
Balance at the end of period	$ 172	$ –	$ –	$ 172

Point of sale loans and leases
Balance at beginning of period	$ 229	$ –	$ –	$ 229
Transfer in (out) to Stage 1	87	(87)	–	–
Transfer in (out) to Stage 2	(164)	164	–	–
Transfer in (out) to Stage 3	(5)	–	5	–
Net measurement of loss allowance	(4,666)	(37)	(5)	(4,708)
Loan originations	6,228	–	–	6,228
Derecognitions and maturities	(1,488)	(40)	–	(1,528)
Provision for (recovery of) credit losses	(8)	–	–	(8)
Write-offs	–	–	–	–
Recoveries	–	–	–	–
Balance at the end of period	$ 221	$ –	$ –	$ 221

Public sector and other financing
Balance at beginning of period	$ 40	$ –	$ –	$ 40
Transfer in (out) to Stage 1	1	(1)	–	–
Transfer in (out) to Stage 2	–	–	–	–
Transfer in (out) to Stage 3	–	–	–	–
Net measurement of loss allowance	20	1	–	21
Loan originations	42	–	–	42
Derecognitions and maturities	(5)	–	–	(5)
Provision for (recovery of) credit losses	58	–	–	58
Write-offs	–	–	–	–
Recoveries	–	–	–	–
Balance at the end of period	98	–	–	98

Total balance at end of period	$ 2,060	$ 297	$ –	$ 2,357

versabank

Notes to Interim Consolidated Financial Statements

(Unaudited)

Three month & nine month periods ended July 31, 2021 and 2020

b)	Impaired loans:

At July 31, 2021, impaired loans were $nil (October 31, 2020 - $nil).

6.	Other assets:

(thousands of Canadian dollars)
	July 31 2021	October 31 2020	July 31 2020
Accounts receivable	$ 1,279	$ 268	$ 504
Funds held for securitization liabilities	–	8,629	3,295
Prepaid expenses and other	10,699	6,843	7,626
Deferred income tax asset	1,943	5,145	6,727
Property and equipment	7,272	7,431	7,608
Right-of-use assets	4,990	3,015	2,941
Investment	953	–	–
Goodwill	5,754	–	–
Intangible assets	3,722	–	–
	$ 36,612	$ 31,331	$ 28,701

In February 2021, the Bank acquired an 11% investment in Canada Stablecorp Inc. (“Stablecorp”) for cash consideration of $953,000. The Bank made a strategic investment to bring together the necessary financial and technology expertise that will facilitate the development and future issuance of a new, highly encrypted digital deposit receipt which the Bank will brand as VCAD. The Bank has made an irrevocable election to designate this investment at fair value through other comprehensive income (FVOCI) at initial recognition and any future changes in the fair value of the investment will be recognized in other comprehensive income (loss). Amounts recorded in other comprehensive income (loss) will not be reclassified to profit and loss at a later date.

versabank

Notes to Interim Consolidated Financial Statements

(Unaudited)

Three month & nine month periods ended July 31, 2021 and 2020

7.	Subordinated notes payable:

(thousands of Canadian dollars)
	July 31 2021	October 31 2020	July 31 2020
Ten year term, unsecured, non-viability contingent capital compliant, subordinated notes payable, principal amount of $5.0 million, $500,000 is held by related party (note 14), effective interest rate of 10.41%, maturing March 2029.	$ 4,896	$ 4,889	$ 4,887
Ten year term, unsecured, non-viability contingent capital compliant, subordinated notes payable, principal amount of USD $75.0 million, effective interest rate of 5.38%, maturing April 2031.	$ 90,787	$ -	$ -
	96,683	4,889	4,887

On April 30, 2021 the Bank completed a private placement with U.S. institutional investors of non-viability contingent capital (“NVCC”) compliant fixed to floating rate subordinated notes payable (“the Notes”) in the principal amount of USD $75.0 million, equivalent to CAD $92.1 million as at April 30, 2021. Interest will be paid on the Notes semi-annually in arrears on May 1 and November 1 of each year, beginning on November 1, 2021, at a fixed rate of 5.00% per year, until May 1, 2026. Thereafter, if not redeemed by the Bank, the Notes will have a floating interest rate payable at the 3-month Bankers’ Acceptance Rate plus 361 basis points, payable quarterly in arrears, on February 1, May 1, August 1 and November 1 of each year, commencing August 1, 2026, until the maturity date. The Notes will mature on May 1, 2031 unless earlier repurchased or redeemed in accordance with their terms. On or after May 1, 2026, the Bank may, at its option, with the prior approval of the Superintendent of Financial Institutions (Canada), redeem the Notes, in whole at any time or in part from time to time on not less than 30 nor more than 60 days’ prior notice, at a redemption price which is equal to par, plus accrued and unpaid interest. Issue costs associated with the Notes were approximately CAD $2.6 million. Egan-Jones Ratings Company assigned the Notes and the Bank an “A-” and “A” rating respectively. Proceeds of the Notes are currently held in US dollar denominated cash.

8.	Securitization liabilities:

Securitization liabilities include amounts payable to counterparties for cash received upon initiation of securitization transactions, accrued interest on amounts payable to counterparties, and the unamortized balance of deferred costs and discounts which arose upon initiation of the securitization transactions. In December 2020 the Bank redeemed $8.6 million of maturing securitization liabilities, which bore an interest rate of 3.55%. In April 2020 the Bank redeemed $24.5 million of maturing securitization liabilities. Securitized residential insured mortgages and other assets were pledged as collateral for these liabilities.

versabank

Notes to Interim Consolidated Financial Statements

(Unaudited)

Three month & nine month periods ended July 31, 2021 and 2020

9.	Other liabilities:

(thousands of Canadian dollars)
	July 31 2021	October 31 2020	July 31 2020
Accounts payable and other	$ 6,328	$ 4,233	$ 2,640
Current income tax liability	2,053	–	–
Deferred income tax liability	840	–	–
Lease obligations	5,276	3,084	2,980
Cash collateral and amounts held in escrow	3,182	4,012	4,207
Holdback payable on loan and lease receivables	102,631	96,064	89,543

	$ 120,310	$ 107,393	$ 99,370

10.	Share capital:

a)	Common shares:

At July 31, 2021, there were 21,123,559 (October 31, 2020 – 21,123,559) common shares outstanding.

b)	Preferred shares:

At July 31, 2021, there were 1,461,460 (October 31, 2020 – 1,461,460) Series 1 preferred shares outstanding. These shares are Basel III compliant, non-cumulative rate reset preferred shares which include NVCC provisions. As a result, these shares qualify as Additional Tier 1 Capital (see note 15).

On April 30, 2021, the Bank redeemed all of its 1,681,320 (October 31, 2020 – 1,681,320) outstanding Non-Cumulative Series 3 preferred shares (NVCC) using cash on hand. The amount paid on redemption for each share was $10.00, and in aggregate $16.8 million. Transaction costs, incurred at issuance in the amount of $1.1 million were applied against retained earnings.

c)	Stock options

At July 31, 2021, there were 42,017 common share stock options outstanding (October 31, 2020 – 42,017). The common share stock options are fully vested and exercisable at $7.00 per share, with expiration dates between January 2022 and October 2023.

11.	Tax provision:

Tax provisions for the three and nine months ended July 31, 2021 was $2.0 million (July 31, 2020 - $1.7 million) and $6.2 million (July 31, 2020 - $5.5 million) respectively. The Bank’s combined statutory federal and provincial income tax rate is approximately 27% (2020 – 27%). The effective rate is affected by certain items not being taxable or deductible for income tax purposes.

versabank

Notes to Interim Consolidated Financial Statements

(Unaudited)

Three month & nine month periods ended July 31, 2021 and 2020

12.	Income per common share:

(thousands of Canadian dollars)
	for the three months ended		for the nine months ended
	July 31 2021	July 31 2020	July 31 2021	July 31 2020

Net income	$ 5,436	$ 4,369	$ 16,470	$ 14,659
Less: dividends on preferred shares	(247)	(542)	(1,331)	(1,626)
	5,189	3,827	15,139	13,033

Weighted average number of common shares outstanding	21,123,559	21,123,559	21,123,559	21,123,559

Income per common share:	$ 0.25	$ 0.18	$ 0.72	$ 0.62

The Series 1 NVCC preferred shares are contingently issuable shares and would only have a dilutive impact upon issuance.

13.	Commitments and contingencies:

The amount of credit related commitments represents the maximum amount of additional credit that the Bank could be obligated to extend.

(thousands of Canadian dollars)
	July 31 2021	October 31 2020	July 31 2020

Loan commitments	$ 280,086	$ 238,724	$ 259,418
Letters of credit	51,418	50,284	48,643

	$ 331,504	$ 289,008	$ 308,061

14.	Related party transactions:

The Bank’s Board of Directors and Senior Executive Officers represent key management personnel and are related parties. At July 31, 2021, amounts due from these related parties totalled $3.9 million (October 31, 2020 - $3.8 million). The interest rates charged on loans and advances to related parties are typically similar to those charged by VersaBank in an arms-length transaction. Interest income earned on the above loans for the three and nine months ended July 31, 2021 was $25,000 (July 31, 2020 - $17,000) and $58,000 (July 31, 2020 - $45,000) respectively. All loans issued to key management personnel were current as at July 31, 2021.

$500,000 of the Bank’s $5.0 million subordinated notes payable, issued in March 2019, are held by a related party (note 7).

versabank

Notes to Interim Consolidated Financial Statements

(Unaudited)

Three month & nine month periods ended July 31, 2021 and 2020

15.	Capital management:

a)	Overview:

The Bank’s policy is to maintain a strong capital base so as to retain investor, creditor and market confidence as well as to support the future growth and development of the business. The impact of the level of capital held on shareholders’ return is an important consideration and the Bank recognizes the need to maintain a balance between the higher returns that may be possible with greater leverage and the advantages and security that may be afforded by a more robust capital position.

OSFI sets and monitors capital requirements for the Bank. Capital is managed in accordance with policies and plans that are regularly reviewed and approved by the Board of Directors and take into account, amongst other items, forecasted capital requirements and financial market conditions.

The goal is to maintain adequate regulatory capital for the Bank to be considered well capitalized, protect consumer deposits and provide capacity to support organic growth as well as to capitalize on strategic opportunities that do not otherwise require accessing the public capital markets, all the while providing a satisfactory return to shareholders. The Bank’s regulatory capital is comprised of share capital, retained earnings and unrealized gains and losses on fair value through other comprehensive income securities (Common Equity Tier 1 capital), preferred shares (Additional Tier 1 capital) and subordinated notes (Tier 2 capital).

The Bank monitors its capital adequacy and related capital ratios on a daily basis and has policies setting internal maximum and minimum amounts for its capital ratios. These capital ratios consist of the leverage ratio and the risk-based capital ratios.

The Bank makes use of the Standardized Approach for credit risk as prescribed by OSFI, and therefore, may include eligible ECL allowance amounts in its Tier 2 capital, up to a maximum of 1.25% of its credit risk-weighted assets calculated under the Standardized Approach. Further to this, and as a result of the onset of COVID-19 and the economic uncertainty precipitated by same, OSFI introduced guidance over the course of the second quarter of fiscal 2020 that set out transitional arrangements pertaining to the capital treatment of expected credit loss provisioning which allows for a portion of eligible ECL allowance amounts to be included in CET1 capital, on a transitional basis, over the course of the period ranging between 2020 and 2022 inclusive. The portion of the Bank’s ECL allowance that is eligible for inclusion in CET1 capital is calculated as the increase in the sum of Stage 1 and Stage 2 ECL allowance amounts estimated in the current quarter relative to the sum of Stage 1 and Stage 2 ECL allowance amounts estimated for the baseline period, which has been designated by OSFI to be the three months ended January 31, 2020, adjusted for tax effects and multiplied by a scaling factor. The scaling factor has been set by OSFI at 70% for fiscal 2020, 50% for fiscal 2021 and 25% for fiscal 2022. The impact of the capital treatment of expected credit loss provisioning on the Bank’s capital levels and associated capital ratios is presented in the following table.

versabank

Notes to Interim Consolidated Financial Statements

(Unaudited)

Three month & nine month periods ended July 31, 2021 and 2020

On April 30, 2021, the Bank redeemed all of its 1,681,320 (October 31, 2020 – 1,681,320) outstanding Non-Cumulative Series 3 preferred shares (NVCC) using cash on hand. The amount paid on redemption for each share was $10.00, and in aggregate $16.8 million. Transaction costs, incurred at issuance in the amount of $1.1 million were applied against retained earnings.

On April 30, 2021, the Bank completed a private placement of NVCC compliant fixed to floating rate subordinated notes (“the Notes”), in the principal amount of USD $75.0 million, equivalent to CAD $92.1 million as at April 30, 2021. The Notes will pay interest semi-annually in arrears on May 1 and November 1 of each year, beginning on November 1, 2021, at a fixed rate of 5.00% per year, until May 1, 2026. Thereafter, if not redeemed by the Bank, the Notes will have a floating interest rate payable at the 3-month Bankers’ Acceptance Rate plus 361 basis points, payable quarterly in arrears, on February 1, May 1, August 1 and November 1 of each year, commencing August 1, 2026, until the maturity date. Proceeds of the Notes are currently held in US dollar denominated cash.

Upon issuance of the Notes, the Bank received confirmation from the Office of the Superintendent of Financial Institutions (Canada) (“OSFI”), that the Notes qualify as Tier 2 capital of the Bank pursuant to OSFI’s Capital Adequacy Requirements (CAR) Guideline, including the NVCC Requirements specified in section 2.2 of the CAR Guideline.

During the period ended July 31, 2021, there were no significant changes in the Bank’s management of capital.

b) Risk-Based Capital Ratios:

The Basel Committee on Banking Supervision has published the Basel III rules on capital adequacy and liquidity (“Basel III”). OSFI requires that all Canadian banks must comply with the Basel III standards on an “all-in” basis for the purpose of determining their risk-based capital ratios. Required minimum regulatory capital ratios are a 7.0% Common Equity Tier 1 capital ratio (“CET1”), an 8.5% Tier 1 capital ratio and a 10.5% total capital ratio, all of which include a 2.50% capital conservation buffer.

OSFI also requires banks to measure capital adequacy in accordance with guidelines for determining risk adjusted capital and risk-weighted assets including off-balance sheet credit instruments as specified in the Basel III regulations. Based on the deemed credit risk for each type of asset, assets held by the Bank are assigned a weighting ranging between 0% to 150% to determine the Bank’s risk weighted equivalent assets and its risk-based capital ratios.

versabank

Notes to Interim Consolidated Financial Statements

(Unaudited)

Three month & nine month periods ended July 31, 2021 and 2020

The Bank’s risk-based capital ratios are calculated as follows:

(thousands of Canadian dollars)
	July 31 2021	July 31 2021	October 31 2020
	“Transitional”	“All in”	“All in” & “Transitional”

Common Equity Tier 1 (CET1) capital
Directly issued qualifying common share capital	$ 152,757	$ 152,757	$ 152,757
Retained earnings	85,626	85,626	73,194
Accumulated other comprehensive income	2	2	-
CET1 before regulatory adjustments	238,385	238,385	225,951
Regulatory adjustments applied to CET1	(11,869)	(11,869)	(6,592)
Common Equity Tier 1 capital	$ 226,516	$ 226,516	$ 219,359

Additional Tier 1 capital
Directly issued qualifying Additional Tier 1 instruments	$ 13,647	$ 13,647	$ 29,337
Total Tier 1 capital	$ 240,163	$ 240,163	$ 248,696

Tier 2 capital
Directly issued Tier 2 capital instruments	$ 98,375	$ 98,375	$ 5,000
Tier 2 capital before regulatory adjustments	98,375	98,375	5,000
Eligible stage 1 and stage 2 allowance	1,732	1,732	1,775
Total Tier 2 capital	$ 100,107	$ 100,107	$ 6,775
Total regulatory capital	$ 340,270	$ 340,270	$ 255,471
Total risk-weighted assets	$ 1,897,695	$ 1,897,695	$ 1,580,939
Capital ratios
CET1 capital ratio	11.94%	11.94%	13.88%
Tier 1 capital ratio	12.66%	12.66%	15.73%
Total capital ratio	17.93%	17.93%	16.16%

The Bank exceeded all of the minimum Basel III regulatory capital requirements throughout the periods presented.

versabank

Notes to Interim Consolidated Financial Statements

(Unaudited)

Three month & nine month periods ended July 31, 2021 and 2020

c)	Leverage Ratio:

The leverage ratio, which is prescribed under the Basel III Accord, is a supplementary measure to the risk-based capital requirements and is defined as the ratio of Tier 1 capital to the Bank’s total exposures. The Basel III minimum leverage ratio is 3.0%. The Bank’s leverage ratio is calculated as follows:

(thousands of Canadian dollars)
	July 31 2021	July 31 2021	October 31 2020
	“Transitional”	“All-in”	“All in” & “Transitional”

On-balance sheet assets	$ 2,285,771	$ 2,285,771	$ 1,943,885
Assets amounts adjusted in determining the Basel III
Tier 1 capital	(11,869)	(11,869)	(6,592)
Total on-balance sheet exposures	2,273,902	2,273,902	1,937,293

Total off-balance sheet exposure at gross notional amount	$ 331,504	$ 331,504	$ 289,008
Adjustments for conversion to credit equivalent amount	(200,446)	(200,446)	(186,524)
Total off-balance sheet exposures	131,058	131,058	102,484

Tier 1 capital	240,163	240,163	248,696
Total exposures	2,404,960	2,404,960	2,039,777

Leverage ratio	9.99%	9.99%	12.19%

The Bank was in compliance with the leverage ratio prescribed by OSFI throughout the periods presented.

16.	Interest rate risk position:

The Bank is subject to interest rate risk which is the risk that a movement in interest rates could negatively impact net interest margin, net interest income and the economic value of assets, liabilities and shareholders’ equity. The following table provides the duration difference between the Bank’s assets and liabilities and the potential after-tax impact of a 100 basis point shift in interest rates on the Bank’s earnings during a 12 month period as well as the potential after-tax impact of a 100 basis point shift in interest rates on the Bank’s shareholders’ equity over a 60 month period if no remedial actions are taken.

versabank

Notes to Interim Consolidated Financial Statements

(Unaudited)

Three month & nine month periods ended July 31, 2021 and 2020

	July 31, 2021		October 31, 2020
	Increase 100 bps	Decrease 100 bps	Increase 100 bps	Decrease 100 bps
Increase (decrease):
Impact on projected net interest income during a 12 month period	$ 4,318	$ (3,127)	$ 2,569	$ (2,099)
Impact on reported equity during a 60 month period	$ 4,132	$ (4,447)	$ (2,527)	$ 1,604

Duration difference between assets and liabilities (months)	3.0		0.6

17.	Fair Value of Financial Instruments:

Fair values are based on management’s best estimates of market conditions and valuation policies at a certain point in time. The estimates are subjective and involve particular assumptions and matters of judgment and as such, may not be reflective of future fair values. The Bank’s loans and deposits lack an available market as they are not typically exchanged and, therefore, they are not necessarily representative of amounts realizable upon immediate settlement. See note 20 of the October 31, 2020 audited Consolidated Financial Statements for more information on fair values.

As at	July 31,2021		October 31, 2020
(thousands of Canadian dollars)	Book Value	Fair Value	Book Value	Fair Value

Assets

Cash and cash equivalents	$ 297,005	$ 297,005	$ 257,644	$ 257,644
Loans	1,952,154	1,948,702	1,654,910	1,665,473
Other financial assets	1,279	1,279	8,897	8,897

Liabilities
Deposits	$ 1,817,746	$ 1,832,932	$ 1,567,570	$ 1,607,495
Subordinated notes payable	95,683	98,375	4,889	5,000
Securitization liabilities	-	-	8,745	8,778
Other financial liabilities	120,310	120,310	107,393	107,393

CORPORATE INFORMATION

DIRECTORS

The Honourable Thomas A. Hockin, P.C., B.A, M.P.A., Ph.D., ICD.D

Chairman of the Board

Retired, former Executive Director of the International Monetary Fund

Gabrielle Bochynek, B.A. CHRL

Principal, Human Resources and Labour Relations, The Osborne Group

Robbert-Jan Brabander, M.Sc. and B.Sc. (Economics)

Managing Director of Bells & Whistles Communications, Inc.

David A. Bratton, B.A.(Hons), M.B.A., CHRL, FCMC

Retired, former President of Bratton Consulting Inc.

R.W. (Dick) Carter, FCPA, FCA, C. Dir

Retired, former Chief Executive Officer of the Crown Investments Corporation of Saskatchewan

Peter M. Irwin, B.A. (Hons.)

Retired, former Managing Director, CIBC Worlds Markets Inc.

Art Linton, JD

Barrister & Solicitor

Susan T. McGovern, B.Sc.

Vice-President, External Relations and Advancement

Ontario Tech University

Paul G. Oliver, FCPA, FCA, ICD.D.

Retired, former partner of PricewaterhouseCoopers LLP

David R. Taylor, B.Sc. (Hons), M.B.A., F.I.C.B.

President & Chief Executive Officer, VersaBank

OFFICERS AND SENIOR MANAGEMENT

David R. Taylor, B.Sc. (Hons), M.B.A., F.I.C.B.

President & Chief Executive Officer

Shawn Clarke, M.Eng., P.Eng., M.B.A.

Chief Financial Officer & Treasurer

Michael Dixon, B.Comm., M.B.A.

Senior Vice President, e-Commerce

Ross P. Duggan

Senior Vice President, Commercial Lending

Nick Kristo, B.Comm., M.B.A.

Chief Credit Officer

Tammie Ashton, B.A., LL.B.

Chief Risk Officer

Steve Creery, B.A. (Economics)

Vice President, Credit

Barbara Hale, LL.B.

Chief Compliance Officer & Chief Anti-Money

Laundering Officer

Brent T. Hodge, HBA, JD, CIPP/C

General Counsel & Corporate Secretary

Saad Inam, B.Comm., M.B.A.

Vice President, Credit

Joanne Johnston, B.Comm., CPA, CA, CIA

Chief Internal Auditor

Wooi Koay, B.Comm., B.Sc.

Chief Information Officer

Tel Matrundola, Hons. B.A., M.A., Ph,D.

Chief Strategist, Cyber Security

Nancy McCutcheon, HBA, MA, CPA, CGA

Vice President, TIB Business Development

Andy Min, B.A., CPA, CA

Vice President, Finance & Corporate Accounting

Scott A. Mizzen, B.A., LL.B.

Vice President, Commercial Lending

Gurpreet Sahota, CISSP, CCSP.

Chief Architect, Cyber Security

Jonathan F.P. Taylor, B.B.A., CHRL

Chief Human Resources Executive

David Thoms, B.A., M.B.A.

Vice President, Structured Finance

Barbara Todres, B.Comm Hons.

Vice President, Deposit Services

Terri Wilson

Vice President, Investment & Risk Control

SOLICITORS Stikeman Elliott LLP 5300 Commerce Court West 199 Bay Street Toronto, Ontario M5L 1B9	AUDITORS KPMG LLP Suite 1400 - 140 Fullarton Street London, Ontario N6A 5P2

TRANSFER AGENT	BANK
Computershare Investor Services Inc.	Royal Bank of Canada
100 University Avenue	Main Branch, 154 1st Avenue South
Toronto, Ontario M5J 2Y1	Saskatoon, Saskatchewan S7K 1K2

STOCK EXCHANGE LISTING

Toronto Stock Exchange

Trading Symbol: VB

CORPORATE OFFICES

Head Office

Suite 2002 - 140 Fullarton Street

London, Ontario N6A 5P2

Telephone: (519) 645-1919

Toll-free: (866) 979-1919

Fax: (519) 645-2060

VersaBank Innovation Centre of Excellence	Saskatoon Office
1979 Otter Place	410 - 121 Research Drive
London, Ontario N5V 0A3	Saskatoon, Saskatchewan S7N 1K2
Telephone: (519) 645-1919	Telephone: (306) 244-1868
Toll-free: (866) 979-1919	Toll-free: (800) 213-4282
Fax: (519) 645-2060	Fax: (306) 244-4649

INVESTOR RELATIONS

Toll Free Telephone: (800) 244-1509

Email: InvestorRelations@versabank.com

Web site: www.versabank.com

LodeRock Advisors

Telephone: (416) 519-4196

lawrence.chamberlain@loderockadvisors.com